UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                          _______________________

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                       SUNRISE ASSISTED LIVING, INC.
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                 86768K106
                               (CUSIP Number)

             FRR Investments Limited c/o Unsworth & Associates
                    Herengracht 483, 1017 BT, Amsterdam
                              The Netherlands
                        Tel. No.: 011-31-20-623-3243

                               with copy to:

           RCW Holdings S.A.R.L. and LMR Global Holdings S.A.R.L.
                         c/o Unsworth & Associates
                    Herengracht 483, 1017 BT, Amsterdam
                              The Netherlands
                        Tel. No.: 011-31-20-623-3243

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               March 2, 2000
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

 CUSIP No.  86768K106

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           RCW Holdings S.A.R.L.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  X
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           WC

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                       (   )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Luxembourg

            NUMBER OF
             SHARES               7.   SOLE VOTING POWER          1,579,900
          BENEFICIALLY
            OWNED BY              8.   SHARED VOTING POWER        0
             EACH
           REPORTING              9.   SOLE DISPOSITIVE POWER     1,579,900
            PERSON
             WITH                10.   SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                             (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO


                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        RCW Equities Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                           (   )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

        NUMBER OF
         SHARES                  7.   SOLE VOTING POWER          1,579,900
      BENEFICIALLY
        OWNED BY                 8.   SHARED VOTING POWER        0
         EACH
      REPORTING                  9.   SOLE DISPOSITIVE POWER     1,579,900
       PERSON
        WITH                    10.   SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        RCW Overseas  Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             (   )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

         NUMBER OF
          SHARES                 7.   SOLE VOTING POWER         1,579,900
       BENEFICIALLY
        OWNED BY                 8.   SHARED VOTING POWER       0
         EACH
       REPORTING                 9.   SOLE DISPOSITIVE POWER    1,579,900
        PERSON
         WITH                   10.   SHARED DISPOSITIVE POWER  0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                 (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The LMR Issue Trust

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 (    )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

          NUMBER OF
           SHARES                7.   SOLE VOTING POWER           1,579,900
        BENEFICIALLY
          OWNED BY               8.   SHARED VOTING POWER         0
           EACH
         REPORTING               9.   SOLE DISPOSITIVE POWER      1,579,900
          PERSON
           WITH                 10.   SHARED DISPOSITIVE POWER    0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                          (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.203 %

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        LMR Global Holdings S.A.R.L.

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                               (   )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Luxembourg

         NUMBER OF
          SHARES                 7.   SOLE VOTING POWER          1,579,900
       BENEFICIALLY
         OWNED BY                8.   SHARED VOTING POWER        0
          EACH
       REPORTING                 9.   SOLE DISPOSITIVE POWER     1,579,900
        PERSON
         WITH                   10.   SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                      (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        RF Investments Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                        (   )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

          NUMBER OF
           SHARES                7.   SOLE VOTING POWER           1,579,900
        BENEFICIALLY
          OWNED BY               8.   SHARED VOTING POWER         0
           EACH
        REPORTING                9.   SOLE DISPOSITIVE POWER      1,579,900
         PERSON
          WITH                  10.   SHARED DISPOSITIVE POWER    0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        RF Holdings Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                    (   )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

      NUMBER OF
       SHARES                 7.   SOLE VOTING POWER          1,579,900
    BENEFICIALLY
      OWNED BY                8.   SHARED VOTING POWER        0
       EACH
    REPORTING                 9.   SOLE DISPOSITIVE POWER     1,579,900
     PERSON
      WITH                   10.   SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                          (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PLR Issue Trust

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 (   )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

        NUMBER OF
         SHARES              7.   SOLE VOTING POWER          1,579,900
      BENEFICIALLY
        OWNED BY             8.   SHARED VOTING POWER        0
         EACH
       REPORTING             9.   SOLE DISPOSITIVE POWER     1,579,900
       PERSON
        WITH                 10.  SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                   (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        St. Anne's Trustees Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                            (   )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

        NUMBER OF
         SHARES               7.   SOLE VOTING POWER           1,579,900
      BENEFICIALLY
       OWNED BY               8.   SHARED VOTING POWER         0
        EACH
     REPORTING                9.   SOLE DISPOSITIVE POWER      1,579,900
      PERSON
      WITH                   10.   SHARED DISPOSITIVE POWER    0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                             (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FRR Investments Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                               (   )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

      NUMBER OF
       SHARES                  7.   SOLE VOTING POWER          1,579,900
    BENEFICIALLY
      OWNED BY                 8.   SHARED VOTING POWER        0
       EACH
    REPORTING                  9.   SOLE DISPOSITIVE POWER     1,579,900
     PERSON
     WITH                     10.   SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                   (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The FRR Trust

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                               (   )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

       NUMBER OF
        SHARES                7.   SOLE VOTING POWER           1,579,900
     BENEFICIALLY
      OWNED BY                8.   SHARED VOTING POWER         0
        EACH
     REPORTING                9.   SOLE DISPOSITIVE POWER      1,579,900
      PERSON
       WITH                  10.   SHARED DISPOSITIVE POWER    0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
              (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Monument Trust Company Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             (    )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

       NUMBER OF
        SHARES                 7.   SOLE VOTING POWER          1,579,900
     BENEFICIALLY
       OWNED BY                8.   SHARED VOTING POWER        0
        EACH
      REPORTING                9.   SOLE DISPOSITIVE POWER     1,579,900
      PERSON
       WITH                   10.   SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        RH Investments Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                      (    )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

      NUMBER OF
       SHARES                  7.   SOLE VOTING POWER          1,579,900
    BENEFICIALLY
      OWNED BY                 8.   SHARED VOTING POWER        0
       EACH
    REPORTING                  9.   SOLE DISPOSITIVE POWER     1,579,900
     PERSON
      WITH                    10.   SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
              (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        VXM Investments Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                         (    )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

 NUMBER OF SHARES
 BENEFICIALLY OWNED BY       7.   SOLE VOTING POWER          1,579,900
 EACH
 REPORTING                   8.   SHARED VOTING POWER        0
 PERSON
  WITH                       9.   SOLE DISPOSITIVE POWER     1,579,900

                            10.   SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                         (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        LXB Investments Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                    (    )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

 NUMBER OF SHARES
 BENEFICIALLY                  7.   SOLE VOTING POWER             1,579,900
 OWNED BY
 EACH                          8.   SHARED VOTING POWER           0
 REPORTING
 PERSON                        9.   SOLE DISPOSITIVE POWER        1,579,900
  WITH
                              10.   SHARED DISPOSITIVE POWER      0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                    (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        HR Investments Limited

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                            (    )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

 NUMBER OF
 SHARES                       7.    SOLE VOTING POWER            1,579,900
 BENEFICIALLY
 OWNED BY                     8.    SHARED VOTING POWER          0
 EACH
 REPORTING                    9.    SOLE DISPOSITIVE POWER       1,579,900
 PERSON
  WITH                       10.    SHARED DISPOSITIVE POWER     0


 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                   (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Rachel Trust

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             (    )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

 NUMBER OF SHARES
 BENEFICIALLY OWNED BY        7.    SOLE VOTING POWER         1,579,900
 EACH
 REPORTING                    8.    SHARED VOTING POWER       0
 PERSON
  WITH                        9.    SOLE DISPOSITIVE POWER    1,579,900

                             10.    SHARED DISPOSITIVE POWER  0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                               (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Vivian Trust

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   X
                                                   (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                          (    )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

 NUMBER OF
  SHARES                    7.   SOLE VOTING POWER          1,579,900
 BENEFICIALLY
 OWNED BY                   8.   SHARED VOTING POWER        0
 EACH
 REPORTING                  9.   SOLE DISPOSITIVE POWER     1,579,900
 PERSON
  WITH                     10.   SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                 (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Lillian Trust

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                  (    )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

 NUMBER OF SHARES
 BENEFICIALLY OWNED BY        7.   SOLE VOTING POWER          1,579,900
 EACH
 REPORTING                    8.   SHARED VOTING POWER        0
 PERSON
  WITH                        9.   SOLE DISPOSITIVE POWER     1,579,900

                             10.   SHARED DISPOSITIVE POWER   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                 (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.203%

 14.    TYPE OF REPORTING PERSON

        CO



                                SCHEDULE 13D

 CUSIP No.  86768K106

 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Henry Trust

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   X
                                                            (b) ____

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

        WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                          (    )

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey, Channel Islands

 NUMBER OF SHARES
 BENEFICIALLY OWNED BY           7.   SOLE VOTING POWER        1,579,900
 EACH
 REPORTING                       8.   SHARED VOTING POWER      0
 PERSON
  WITH                           9.   SOLE DISPOSITIVE POWER   1,579,900

                                10.   SHARED DISPOSITIVE POWER 0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,900

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                         (    )

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.203%

 14.    TYPE OF REPORTING PERSON

        CO





    This Amendment No. 3 amends and restates the Schedule 13D dated
 December 30, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 dated January 6, 2000 and Amendment No. 2 dated January 26, 2000, as set forth below.

 ITEM 1.  SECURITY AND ISSUER.

           This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Sunrise Assisted Living, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 7902 Westpark Drive, McLean, Virginia 22102.

 ITEM 2.        IDENTITY AND BACKGROUND.

           (a) The names of the persons filing this Schedule 13D are RCW Holdings S.A.R.L., a Luxembourg corporation ("RCW Holdings"), RCW Equities Limited, a Cayman Islands corporation ("RCW Equities"), RCW Overseas Limited, a Cayman Islands corporation ("RCW Overseas"), the LMR Issue Trust, a Guernsey, Channel Islands trust (the "LMR Issue Trust"), The Monument Trust Company Limited, a Guernsey, Channel Islands corporation (the "Monument Trustee"), LMR Global Holdings S.A.R.L., a Luxembourg corporation ("LMR Global Holdings"), RF Investments, a Guernsey, Channel Islands corporation ("RF Investments"), RF Holdings Limited, a Guernsey, Channel Islands corporation ("RF Holdings"), the PLR Issue Trust, a Guernsey, Channel Islands trust (the "PLR Issue Trust"), St. Anne's Trustees Limited, a Guernsey, Channel Islands corporation ("St. Anne's Trustees"), FRR Investments Limited, a Cayman Islands corporation ("FRR Investments"), the FRR Trust, a Guernsey, Channel Islands trust (the "FRR Trust"), RH Investments Limited, a Cayman Islands corporation ("RH Investments"), VXM Investments Limited, a Cayman Islands corporation ("VXM Investments"), LXB Investments Limited, a Cayman Islands corporation ("LXB Investments"), HR Investments Limited, a Cayman Islands corporation ("HR Investments"), Rachel Trust, a Guernsey, Channel Islands trust ("Rachel Trust"), Vivian Trust, a Guernsey, Channel Islands trust ("Vivian Trust"), Lillian Trust, a Guernsey, Channel Islands trust ("Lillian Trust"), Henry Trust, a Guernsey, Channel Islands trust ("Henry Trust" and, collectively with RCW Holdings, RCW Equities, RCW Overseas, the LMR Issue Trust, the Monument Trustee, LMR Global Holdings, RF Investments, RF Holdings, the PLR Issue Trust, St. Anne's Trustees, FRR Investments, FRR Trust, RH Investments, VXM Investments, LXB Investments, HR Investments, the Rachel Trust, the Vivian Trust, and the Lillian Trust, the "ReportingPersons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act").

           RCW Holdings is 100% owned by RCW Equities Limited. RCW Equities is 100% owned by RCW Overseas. RCW Overseas is 100% owned by the LMR Issue Trust. The trustee of the LMR Issue Trust is the Monument Trustee.

           LMR Global Holdings is 100% owned by RF Investments Limited. RF Investments is100% owned by RF Holdings Limited. RF Holdings is 100% owned by the PLR Issue Trust. The trustee of the PLR Issue Trust is St. Anne's Trustees.

           FRR Investments is 100% owned by the FRR Trust. The Trustee of the FRR Trust is the Monument Trustee.

           RH Investments is 100% owned by the Rachel Trust. VXM Investments
 is 100% owned by the Vivian trust.   LXB Investments is 100% owned by the
 Lillian Trust. HR Investments is 100% owned by the Henry Trust.

           LMR Protector Limited, a Cayman Islands corporation ("LMR Protector"), has the power under the trust declarations to remove or replace the Monument Trustee.

           The names of the managers of RCW Holdings are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of RCW Equities are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of RCW Overseas are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of the Monument Trustee are Simon Brooks, Stephen John Harlow, Simon Richard Henning, Geoffrey Robert Le Page, Andrew John Tabemer, Ansel Edwin Holder and Kenneth Rayner.

           The name of the manager of LMR Global Holdings is J.B. Unsworth. The name of the directors and executive officers of RF Investments are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of RF Holdings are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of the St. Anne's Trustees are Alexander Elder, Gary Taylor and Alan Michael Chick.

           The names of the directors and executive officers of FRR Investments are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of the Monument Trustee are as noted above in this Item 2(a).

           The names of the directors of RH Investments, VXM Investments, LXB Investments, and HR Investments are Henry Reichmann and J. B. Unsworth. The names of the directors and executive officers of the Monument Trustee are as noted above in this Item 2(a).

           The names of the directors and executive officers of LMR Protector are J.B. Unsworth and Joseph Reichmann.

           (b) The business address of each of (i) RCW Holdings, (ii) each of the managers of RCW Holdings, (iii) RCW Equities, (iv) each of the directors of RCW Equities, (v) RCW Overseas, (vi) each of the directors of RCW Overseas, (vii) RH Investments, (viii) VXM Investments, (ix) LXB Investments, and (x) HR Investments is: c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of the LMR Issue Trust is Manor Place, St. Peter Port, Guernsey, Channel Islands. The business address of the Monument Trustee is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust is c/o The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the Monument Trustee is as follows:

      Simon Brooks                14 New Street, St. Peter Port,Guernsey
      Stephen John Harlow         14 New Street, St. Peter Port, Guernsey
      Simon Richard Henning       14 New Street, St. Peter Port, Guernsey
      Geoffrey Robert Le Page     14 New Street, St. Peter Port, Guernsey
      Andrew John Tabemer         14 New Street, St. Peter Port, Guernsey
      Ansel Edwin Holder          Canada Court, Upland Road, St. Peter Port,
                                  Guernsey
      Kenneth Rayner              Canada Court, Upland Road, St. Peter Port,
                                  Guernsey


           The business address of each of (i) LMR Global Holdings, (ii) the manager of LMR Global Holdings, (iii) RF Investments, (iv) each of the directors and executive officers of RF Investments, (v) RF Holdings and
 (vi) each of the directors and executive officers of RF Holdings is: c/o J.B. Unsworth, Herengracht 483, 1017 BT, Amsterdam. The business address of the PLR Issue Trust is Richmond House, St. Anne's Place, St. Peter Port, Guernsey. The business address of St. Anne's Trustees is St. Anne's Trustees Limited, Richmond House, St. Anne's Place, St. Peter Port, Guernsey. The business address of each of the directors and executive officers of St. Anne's Trustees is Richmond House, St. Anne's Place, St. Peter Port, Guernsey.

           The business address of (i) FRR Investments and (ii) each of the directors of FRR Investments is: c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of the FRR Trust is Manor Place, St. Peter Port, Guernsey, Channel Islands. The business address of the Monument Trustee is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the Monument Trust Company is as noted above in this Item 2(b).

    The business address for each of (i) RH Investments, VXM Investments, LXB Investments and HR Investments and (ii) each of the directors of RH Investments, VXM Investments, LXB Investments and HR Investments, is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of J.B. Unsworth and Henry Reichmann is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam,The Netherlands. The business address of the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust is c/o The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE.

           The business address of LMR Protector is Walker House, P.O. Box 265, Mary Street, George Town, Grand Cayman. The business address of each of the directors and executive officers of LMR Protector is c/o J.B. Unsworth, Herengracht 483, 1017 BT, Amsterdam.

           (c) Each of RCW Holdings, RCW Equities and RCW Overseas is a corporation whose principal business is to hold, finance and participate in investments. The LMR Issue Trust is a trust whose principal business is to hold assets on behalf of the beneficiaries of the trust. The Monument Trustee is a corporation whose principal business is to provide professional trustee and corporate management services.

           Each of LMR Global Holdings, RF Investments and RF Holdings is a corporation whose principal business is to hold, finance and participate in investments. The PLR Issue Trust is a trust whose principal business is to hold assets on behalf of the beneficiaries of the trust. St. Anne's Trustees is a corporation whose principal business is to provide professional trustee and corporate management services.

           FRR Investments is a corporation whose principal business is to hold, finance and participate in investments. The FRR Trust is a trust whose principal business is to hold assets on behalf of the beneficiaries of the trust. The Monument Trustee is a corporation whose principal business is to provide professional trustee and corporate management services.

    Each of RH Investments, VXM Investments, LXB Investments and HR Investments are corporations whose principal business is to hold, finance and participate in investments. Each of the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust are trusts whose principal business is to hold assets on behalf of beneficiaries of the trust.

           The present principal occupation of each of the managers of RCW Holdings is a corporate executive. The present principal occupation of each of the directors of RCW Equities is a corporate executive. The present principal occupation of each of the directors of RCW Overseas is a corporate executive. The principal occupation of each of the directors and executive officers of the Monument Trustee is as follows:

           Simon Brooks                       Chartered Accountant
           Stephen John Harlow                Chartered Accountant
           Simon Richard Henning              Chartered Accountant
           Geoffrey Robert Le Page            Accountant
           Andrew John Tabemer                Chartered Accountant
           Ansel Edwin Holder                 Managing Director - Banking
           Kenneth Rayner                     Head of Trust for British Isles


           The present principal occupation of the manager of LMR Global Holdings is a corporate executive. The present principal occupation of each of the directors and executive officers of RF Investments is a corporate executive. The present principal occupation of each of the directors and executive officers of RF Holdings is a corporate executive. The present principal occupation of each of the directors and executive officers of St. Anne's Trustees is a corporate director.

           The present principal occupation of each of the directors of FRR Investments is a corporate executive. The present principal occupation of each of the directors and executive officers of the Monument Trustee is noted above in this Item 2(c).

    The present principal occupation of each of the directors of RH Investments, VXM Investments, LXB Investments, and HR Investments is a corporate executive.

      (d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) RCW Holdings is organized under the laws of Luxembourg. Each of the managers of RCW Holdings is a Canadian citizen. RCW Equities is organized under the laws of the Cayman Islands. Each of the directors and executive officers of RCW Equities is a Canadian citizen. RCW Overseas is organized under the laws of the Cayman Islands. Each of the directors and executive officers of RCW Overseas is a Canadian citizen. The LMR IssueTrust is organized under the laws of Guernsey, Channel Islands. The Monument Trustee is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the Monument Trustee is a British citizen.

           LMR Global Holdings is organized under the laws of Luxembourg. The manager of LMR Global Holdings is a Canadian citizen. RF Investments is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of RF Investments is a Canadian citizen. RF Holdings is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of RF Holdings is a Canadian citizen. The PLR Issue Trust is organized under the laws of Guernsey, Channel Islands. St. Anne's Trustees is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of St. Anne's Trustees is a British citizen.

           FRR Investments is organized under the laws of Cayman Islands. Each of the directors of FRR Investments is a Canadian citizen. The FRR Trust is organized under the laws of Guernsey, Channel Islands. The Monument Trustee is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the Monument Trustee is a British citizen.

    RH Investments, VXM Investments, LXB Investments and HR Investments are organized under the laws of the Cayman Islands. Each of the directors of RH Investments, VXM Investments, LXB Investments and HR Investments is a Canadian citizen.

    Each of the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust is organized under the laws of Guernsey, Channel Islands.

           The LMR Protector Trust is organized under the laws of the Cayman Islands. J.B. Unsworth is a Canadian citizen. Joseph Reichmann is an Israeli citizen.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Each of RH Investments, VXM Investments, LXB Investments and
 HR Investments each acquired 415,700 shares of Common Stock for $4,988,400 in the aggregate and obtained these funds from their respective working capital. For sales of shares of Common Stock during the last 60 days, see
 Item 5.

  ITEM 4.  PURPOSE OF TRANSACTION.

           The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

           None of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right to subsequently devise or implement plans or proposals, which relate to or would result in:
 (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    To the best of the Reporting Persons' knowledge based on the information contained in the Issuer's Quarterly Report of Form 10-Q for the quarterly period ending September 30, 1999, the aggregate number of shares of outstanding Common Stock is 21,938,424 shares. The percentages in this
 Item 5 are based upon this information.

    (a) RCW Holdings no longer holds directly any shares of Common Stock. RCW Holdings may, pursuant to Rule 13d-3 and Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of all shares of Common Stock held by the Reporting Persons representing 7.203% of the outstanding shares of Common Stock.

    LMR Global Holdings holds 280,000 shares of Common Stock, which represent approximately 1.277% of the issued and outstanding shares of Common Stock. LMR Global Holdings may, pursuant to Rule 13d-3 and Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of all shares of Common Stock held by the Reporting Persons representing 7.203% of the outstanding shares of Common Stock.

    FRR Investments no longer holds directly any shares of the issued and outstanding shares of Common Stock. FRR Investments may, pursuant to Rule 13d-3 and Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of all shares of Common Stock held by the Reporting Persons representing 7.203% of the outstanding shares of Common Stock.

    RH Investments directly holds 324,975 shares of Common Stock, which represent approximately 1.482% of the issued and outstanding shares of Common Stock. RH Investments may, pursuant to Rule 13d-3 and Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of all shares of Common Stock held by the Reporting Persons representing 7.203% of the outstanding shares of Common Stock.

    VXM Investments directly holds 324,975 shares of Common Stock, which represent approximately 1.482% of the issued and outstanding shares of Common Stock. RH Investments may, pursuant to Rule 13d-3 and Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of all shares of Common Stock held by the Reporting Persons representing 7.203% of the outstanding shares of Common Stock.

    LXB Investments directly holds 324,975 shares of Common Stock, which represent approximately 1.482% of the issued and outstanding shares of Common Stock. RH Investments may, pursuant to Rule 13d-3 and Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of all shares of Common Stock held by the Reporting Persons representing 7.203% of the outstanding shares of Common Stock.

    HR Investments directly holds 324,975 shares of Common Stock, which represent approximately 1.482% of the issued and outstanding shares of Common Stock. RH Investments may, pursuant to Rule 13d-3 and Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of all shares of Common Stock held by the Reporting Persons representing 7.203% of the outstanding shares of Common Stock.

    (b) The Reporting Persons as a group have sole power to vote or to direct the vote and sole power to invest power with respect to 1,579,900 shares of Common Stock. The Reporting Persons as a group have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock. See Item 2(a).

    (c) On March 2, 2000, RCW Holdings privately sold 176,250 shares of Common Stock to each of RH Investments, VXM Investments, LXB Investments and HR Investments at $12.00 per share on March 2, 2000.

     On March 2, 2000, LMR Global Holdings privately sold 26,250 shares of Common Stock to each of RH Investments, VXM Investments, LXB Investments and HR Investments at $12.00 per share.

    During the last 60 days, FRR Investments has sold the following shares of Common Stock in open market transactions:

 DATE                       NUMBER OF         SALE PRICE
 ----                        SHARES          PER SHARE ($)
                            ---------        ---------------
 February 17, 2000           17,400            14.2500
 February 18, 2000           3,600             14.2500
 February 22, 2000           1,000             13.7500

    On March 2, 2000, FRR Investments privately sold 213,200 shares of Common Stock to each of RH Investments, VXM Investments, LXB Investments and HR Investments at $12.00 per share.

    During the last 60 days, RH Investments, VXM Investments, LXB
 Investments and HR Investments each sold the following shares of Common Stock in open market transactions:

DATE                    NUMBER OF              SALE PRICE
 ----                    SHARES                PER SHARE ($)
                        ---------             ---------------
 March 9, 2000            44,000                   15.2159
 March 10, 2000            5,000                   15.3750
 March 13, 2000           40,500                   14.6055
 March 14, 2000            1,225                   14.5179

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Reporting Persons may be deemed to be a group pursuant to
 Section 13d-3 and Rule 13d-5(b)(1) of the Exchange Act since they have agreed to act together for the purpose of holding and voting their respective shares of Common Stock.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Joint Filing Agreement of the Reporting Parties, dated
           March 14, 2000.



                                 SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

 Dated:  March  14, 2000

                          RCW Holdings, S.A.R.L.

                          By: /s/ J.B. Unsworth
                              -------------------------
                              Name:  J.B. Unsworth
                              Title: Manager

                          RCW Equities Limited

                          By: /s/ J.B. Unsworth
                              -------------------------
                              Name:   J.B. Unsworth
                              Title:  Director

                          RCW Overseas Limited

                          By: /s/ J.B. Unsworth
                              --------------------------
                              Name: J.B. Unsworth
                              Title: Director

                          The LMR Issue Trust by The Monument Trust
                          Company Limited in its capacity as Trustee

                          By: /s/ Geoffrey Le Page
                              ----------------------------
                              Name:  Geoffrey Le Page
                              Title:  Director

                          LMR Global Holdings, S.A.R.L.

                          By: /s/ J.B. Unsworth
                              -----------------------------
                              Name:  J.B. Unsworth
                              Title: Manager

                          RF Investments Limited

                          By: /s/ J.B. Unsworth
                              -----------------------------
                              Name:   J.B. Unsworth
                              Title:  Director

                          RF Holdings Limited

                          By: /s/ J.B. Unsworth
                              -----------------------------
                              Name: J.B. Unsworth
                              Title: Director

                          The PLR Issue Trust by St. Anne's Trustees
                          Limited in its capacity as Trustee

                          By: /s/  Alan Michael Chick
                              ------------------------------
                              Name:   Alan Michael Chick
                              Title:  Director

                          St. Anne's Trustees Limited in its capacity as
                            Trustee of the PLR Issue Trust

                          By: /s/  Alan Michael Chick
                              ---------------------------------
                              Name:   Alan Michael Chick
                              Title:  Director

                          FRR Investments Limited

                          By: /s/ J.B. Unsworth
                              ----------------------------------
                              Name:  J.B. Unsworth
                              Title: Director

                          The FRR Trust by The Monument Trust
                          Company Limited in its capacity as Trustee

                          By: /s/ Geoffrey Le Page
                              -----------------------------------
                              Name:   Geoffrey Le Page
                              Title:  Director

                          RH Investments Limited

                          By:  /s/ J.B. Unsworth
                               -----------------------------------
                               Name: J.B. Unsworth
                               Title: Director

                          Rachel Trust by The Monument Trust
                          Company Limited in its capacity as Trustee

                          By: /s/ Geoffrey Le Page
                              ------------------------------------
                              Name:   Geoffrey Le Page
                              Title:  Director

                          VXM Investments Limited

                          By: /s/ J.B. Unsworth
                              ------------------------------------
                              Name:  J.B. Unsworth
                              Title: Director

                          Vivian Trust by The Monument Trust
                          Company Limited in its capacity as Trustee

                          By: /s/ Geoffrey Le Page
                              ------------------------------------
                              Name:   Geoffrey Le Page
                              Title:  Director

                          LXB Investments Limited

                          By:  /s/ J.B. Unsworth
                               -----------------------------------
                               Name: J.B. Unsworth
                               Title: Director


                          Lillian Trust by The Monument Trust
                          Company Limited in its capacity as Trustee

                          By: /s/ Geoffrey Le Page
                              ----------------------------------------
                              Name:  Geoffrey Le Page
                              Title:  Director

                          HR Investments Limited

                          By: /s/ J.B. Unsworth
                              ----------------------------------------
                              Name: J.B. Unsworth
                              Title: Director

                          Henry Trust by The Monument Trust
                          Company Limited in its capacity as Trustee

                          By:  /s/ Geoffrey Le Page
                               ---------------------------------------
                               Name:  Geoffrey Le Page
                               Title:  Director

                          The Monument Trust Company Limited in its capacity as Trustee of Rachel Trust, Vivian Trust, Lillian Trust, Henry Trust, LMR Issue Trust and FRR Trust

                          By: /s/ Geoffrey Le Page
                              -----------------------------------------
                              Name:  Geoffrey Le Page
                              Title:  Director